SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM	1 Translation of letter to the Argentine Securities Commission dated April 30, 2025.

Documento: YPF-Privado

Buenos Aires, April 30, 2025

COMISION NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

City of Buenos Aires

A3 MERCADOS S.A. (“A3 Mercados”)

Maipu 1210

City of Buenos Aires

Re.: General Ordinary and Extraordinary and Special Ordinary Class A and D Shareholders’ Meeting of YPF S.A. held on April 30, 2025 – Summary

Dear Sirs,

The purpose of this letter is to comply with the requirements of Title II Chapter II, Article 4 paragraph e) of the Rules of the National Securities Commission (Comisión Nacional de Valores) and the corresponding rules of ByMA and A3 Mercados.

Consequently, it is hereby informed that on April 30, 2025, having complied with all the legal requirements, the General Ordinary and Extraordinary and Special Ordinary Class A and D Shareholders’ Meeting of YPF S.A. (“YPF” or the “Company”) was held with the attendance of 83.36% of YPF’s capital stock, with the participation of the representatives of the Buenos Aires Stock Exchange and the Argentinian National Securities Commission.

The following resolutions were adopted upon consideration of each of the items on the Agenda that were discussed:

1. Appointment of two Shareholders to sign the minutes of the Meeting.

The Shareholders’ Meeting approved by a majority of computable votes to designate the representatives of the Argentine National State - Ministry of Economy - Secretary of Energy - for Class “A” and the Fondo de Garantía de Sustentabilidad (FGS) del Régimen Previsional Público de Reparto -ANSES- Ley 26.425 to sign the minutes of the meeting.

2. Consideration of the Annual Report, Information Overview, Inventory, Statements of Financial Position, Statements of Comprehensive Income, Statements of Changes in Shareholders’ Equity, Statements of Cash Flow, individual and consolidated with its respective notes and related documentation, and the Report of the Supervisory Committee and Independent Auditor, corresponding to Fiscal Year No. 48, which began on January 1, 2024 and ended on December 31, 2024.

The Shareholders’ Meeting approved, by a majority of computable votes, the documents submitted for consideration, without modifications.

Documento: YPF-Privado

Documento: YPF-Privado

3. Consideration of the accumulated results as of December 31, 2024. Constitution of voluntary reserves.

The Shareholders’ Meeting resolved, by a majority of computable votes: a) To fully release the reserve for investments and the reserve for purchase of treasury shares; b) To allocate $34,205 million to constitute a reserve for purchase of treasury shares, in order to grant the Board of Directors the possibility to purchase the Company’s own shares at the time it deems appropriate for their allocation to the share-based benefit plans (in accordance with Articles 64 and 67 of Capital Markets Law); and c) To allocate $6,787,343 million to constitute a reserve for investments under the terms of Article 70, paragraph 3 of the Argentine General Corporations Law.

4. Waiver of the preemptive offer of shares to shareholders pursuant to Article 67 of Law No. 26,831 regarding the long-term share compensation plans for employees, through the acquisition of shares of the Company in accordance with Article 64 et. seq. of Law No. 26,831.

The Shareholders’ Meeting approved, by a majority of computable votes, the waiver of the preemptive offer of shares as provided by Article 67 of Law No. 26, 831 for the authorization to deliver in a timely manner the own shares acquired to the beneficiary employees of each Program, a timely manner, in order to comply with the Program 2025 or the programs created or to be created, as the case may be.

5. Determination of the fees payable to the Independent Auditor for the fiscal year ended December 31, 2024.

The Shareholders’ Meeting approved, by a majority of computable votes, to approve for Deloitte & Co. S.A., for audit services as independent auditor for the accounting documentation as of December 31, 2024, and the quarterly information as of 2024, a remuneration of $2,766,173,682.

6. Appointment of the Independent Auditor who shall render an opinion on the annual financial statements as of December 31, 2025.

The Shareholders’ Meeting approved by a majority of computable votes to appoint Deloitte & Co. S.A. as independent auditor of the Company to report on the annual financial statements as of December 31, 2025, informing that, in compliance with the provisions of Articles 22 and 23 of Chapter III Title II of the CNV rules, Messrs. Guillermo Daniel Cohen and Diego Octavio de Vivo as certifying accountants and Mr. Nicolás Ariel Fiorentino as alternate certifying accountant have filed the affidavits required under the applicable regulations.

7. Consideration of the performance of the Board of Directors and the Supervisory Committee for the fiscal year ended December 31, 2024.

The Shareholders’ Meeting approved by a majority of computable votes the performance of the Board of Directors and the Supervisory Committee for the fiscal year ended December 31, 2024.

Documento: YPF-Privado

Documento: YPF-Privado

8. Consideration of the Remuneration of the Board of Directors for the fiscal year ended December 31, 2024.

The Shareholders’ Meeting approved by a majority of computable votes the amount of $7,556,617,007 as fees and remuneration of the Board of Directors for the fiscal year ended December 31, 2024. It is noted that Directors Guillermo Francos and José Rolandi have submitted the resignation to their fees for the fiscal year 2024.

9. Consideration of the Remuneration of the Supervisory Committee for the fiscal year ended December 31, 2024.

The Shareholders’ Meeting approved by a majority of computable votes the amount of $357,171,064 as remuneration of the Supervisory Committee for fiscal year ended December 31, 2024.

10. Determination of the number of regular and alternate members of the Supervisory Committee.

The Shareholders’ Meeting approved by a majority of computable votes to set the number of the Supervisory Committee of three (3) regular members and three (3) alternate members.

11. Appointment of one regular and one alternate member of the Supervisory Committee for Class A shares.

Class A shareholder appointed at a Special Class “A” Shareholders´ Meeting, Ms. Raquel Inés Orozco as regular member of the Supervisory Committee and Ms. Vivian Haydeé Stenghele as alternate member of the Supervisory Committee, both for the statutory period of one fiscal year.

12. Appointment of the regular and alternate members of the Supervisory Committee for Class D shares.

The Shareholders’ Meeting approved by a majority of computable votes of Class D shares to appoint Messrs. Santiago Carlos Lazzati and Juan Andrés Gelly y Obes as regular members of the Supervisory Committee for Class D shares and Messrs. Alejandro Poli and Alfredo Cayetano Cogorno as alternate members of the Supervisory Committee for Class D shares, all of them for the statutory period of one fiscal year.

13. Determination of advance compensation to be received by the members of the Board of Directors and the members of the Supervisory Committee for the fiscal year that began on January 1, 2025.

The Shareholders’ Meeting approved by a majority of computable votes to authorize the Board of Directors to make payments on account of fees of directors and members of the Supervisory Committee for the 2025 fiscal year for up to the amount of $11,096,174,942. It is noted that Directors Guillermo Francos and José Rolandi have submitted the resignation to their fees for the fiscal year 2025.

14. Update of the Company’s ex-employees rehiring policy.

The Shareholders’ Meeting approved by absolute majority of computable votes to update the personnel re-employment policy, as approved by Minutes of the Board No. 9, dated April 17, 1991 (Resolution No.67/1991), and Minutes of the Meeting N°3 bis, dated October 3, 1991, the limitations on re-employment applicable to cases of termination by mutual agreement, as well as by resignation, provided that in the latter case the individual has 15 years or more of service with the Company. In both of the aforementioned cases, the respective re-employment shall require the express authorization of the Shareholders’ Meeting.

Documento: YPF-Privado

Documento: YPF-Privado

Yours faithfully,

Margarita Chun

Market Relations Officer

YPF S.A.

Documento: YPF-Privado

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 30, 2025	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer